SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MACROCURE LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01
(Title of Class of Securities)

M67872107
(CUSIP Number)

Viatcheslav Mirilashvili
1 Hamenofim Street
3rd Floor
Herzliyah Pituach 4664114, Israel
Telephone:  +972- 9-950-9960
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information required  on the  remainder  of this  cover  page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:  M67872107

1)	NAMES OF REPORTING PERSONS Viatcheslav Mirilashvili
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,693,770
	8)	SHARED VOTING POWER 639,262*
	9)	SOLE DISPOSITIVE POWER 2,693,770
	10)	SHARED DISPOSITIVE POWER 639,262*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,032*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%*
14)	TYPE OF REPORTING PERSON IN

* See Item 5.

SCHEDULE 13D

CUSIP No.:  M67872107

1)	NAMES OF REPORTING PERSONS Vaizra Ventures Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 639,262
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 639,262
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,262
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14)	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 0.01 per share (the “Shares”), of Macrocure Ltd. (the “Issuer”), an Israeli company.  The principal executive offices of the Issuer are located at Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

Item 2.    Identity and Background.

(a) - (c), (f) The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Viatcheslav Mirilashvili (“VM”) is a citizen of the State of Israel.  VM’s business address is 1 Hamenofim Street, Herzliyah Pituach 4664114, Israel.  The principal business of VM is making securities and other asset-based investments.

(2)           Vaizra Ventures Ltd. (“Vaizra”) is a British Virgin Islands company.  The sole shareholder of Vaizra is VM and the sole director of Vaizra is Y.E.R.H. International Ltd., a British Virginia Company (“YERH”).  Vaizra’s and YERH’s business address is c/o Holender Ventures B.V., Keizersgracht 616, 1017 ER, Amsterdam, The Netherlands.  The principal business of Vaizra is making securities-based investments.  The principal business of YERH is being a corporate director.

(d)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, YERH, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, YERH, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On July 30, 2014, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-196961) in connection with its initial public offering of 5,350,000 Shares (the “IPO”) was declared effective.  Prior to the IPO, the Issuer effected a 46-for-1 share split by means of the issuance and distribution of 45 bonus shares for each Share outstanding prior to such distribution (the “Split”). As a result of the Split, the conversion rate for each preferred share of the Issuer and warrant to purchase preferred shares or ordinary shares was adjusted to reflect such bonus share distribution.  The closing of the IPO took place on August 5, 2014.  Concurrent with the closing of the IPO, VM purchased from the Issuer an aggregate of 900,000 Shares at the IPO price of $10.00 per share.

On July 10, 2014, VM entered into a convertible loan agreement with the Issuer, pursuant to which VM made available to the Issuer a line of credit in an amount of up to $10 million, which line of credit expired upon the consummation of the IPO.  In consideration for providing this line of credit, the Issuer issued to VM a warrant to purchase 9,560 Shares for an aggregate exercise price of NIS 95.60 (the “VM Warrant”). As a result of the Split, the VM Warrant was automatically adjusted to a warrant to purchase 439,760 Shares.  On August 13, 2014, VM submitted to the Issuer the notice of exercise and the exercise price for the VM Warrant.

On July 22, 2013, Kuf Dalet (104) Ltd., an Israeli company wholly owned by VM (“Kuf Dalet”), purchased from the Issuer 27,784 Preferred A Shares, nominal value NIS 0.01 per share, of the Issuer (“Preferred A Shares”) for a purchase price of $10,000,000 and on December 30, 2013, Kuf Dalet purchased 1,651 Shares for a purchase price of $247,650.  On July 27, 2014, Kuf Dalet transferred all of its Preferred A Shares and Shares to VM for no consideration.  Immediately prior to the closing of the IPO, the 27,784 Preferred A Shares automatically converted into 1,278,064 Shares and the 1,651 Shares automatically converted into 75,946 Shares.  VM now directly holds 2,693,770 Shares, which includes the 439,760 Shares issuable upon the exercise of the VM Warrant (the “VM Shares”).  The working capital of VM was the source of the funds for the purchase of the VM Shares.  No part of the purchase price of the VM Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the VM Shares.

On May 3, 2012, Vaizra purchased from the Issuer 8,504 Preferred A Shares for a purchase price of $5,000,000 and also received a warrant (which was subsequently amended on July 22, 2013) to purchase 5,393 Preferred A Shares for an aggregate exercise price of NIS 53.93, exercisable at any time until the merger or acquisition of the Issuer (as amended, the “Vaizra Warrant”). Immediately prior to the closing of the IPO, the 8,504 Preferred A Shares automatically converted into 391,184 Shares.  In addition, as a result of the Split, the VM Warrant was automatically adjusted to a warrant to purchase 248,078 Shares.  Vaizra now directly beneficially holds 639,262 Shares, including the 248,078 Shares issuable upon the exercise of the Vaizra Warrant (the “Vaizra Shares”).  The working capital of Vaizra was the source of the funds for the purchase of the Vaizra Shares.  No part of the purchase price of the Vaizra Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Vaizra Shares.

As part of Vaizra’s and Kuf Dalet’s investments, the Issuer granted certain registration rights to Vaizra, pursuant to the terms of the First Amended and Restated Registration Rights Agreement, dated May 3, 2012, by and among the Issuer and certain securityholders of the Issuer (the “2012 RRA”).  The 2012 was amended and restated upon the closing of the IPO, by the Second Amended and Restated Registration Rights Agreement, dated July 22, 2014, by and among the Issuer and certain securityholders of the Issuer, pursuant to which Vaizra, Kuf Dalet and VM were granted certain registration rights (the “2014 RRA”).

The foregoing description of the 2014 RRA and the Vaizra Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits hereto (see Item 7), which are incorporated herein by reference.

Item 4.    Purpose of Transaction.

See Item 3 above, which is incorporated herein by reference.

The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time.  Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, YERH may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, YERH, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Percentages below are based on 16,262,465 Shares outstanding as of August 5, 2014 (not including the Shares issuable upon exercise of the VM Warrant and the Vaizra Warrant), as the Issuer advised the Reporting Persons.

(a), (b)   See lines 7-10 of the cover sheets which are incorporated by reference herein.  As of August 19, 2014:

(1)          VM beneficially owns 3,333,032 Shares (the “Investor Shares”), representing approximately 19.7% of the Shares outstanding (on an as converted basis, assuming the full exercise of the VM Warrant and the Vaizra Warrant). The Investor Shares consist of: (i) 2,693,770 Shares held by VM (including the 439,760 Shares issuable upon exercise of the VM Warrant), (ii) 391,184 Shares held by Vaizra and (iii) 248,078 Shares issuable to Vaizra upon the exercise of the Vaizra Warrant, which is exercisable within 60 days of the date of this Statement.

(2)          Vaizra beneficially owns 639,262 Shares representing approximately 3.8% of the Shares outstanding (on an as converted basis, assuming the full exercise of the VM Warrant and the Vaizra Warrant). The Vaizra Shares consist of: (i) 391,184 Shares held by Vaizra and (ii) 248,078 Shares issuable to Vaizra upon the exercise of the Vaizra Warrant, which is exercisable within 60 days of the date of this Statement.

(c)   None of the Reporting Persons, nor to the best of their knowledge, YERH, have effected any transactions in the Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herin.

(d)   Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  See Item 6 below with respect to the JGPY Options.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 3 above with respect to the Vaizra Warrant and the 2014 RRA, which is incorporated herein by reference.

Prior to the IPO, each of Vaizra and VM entered into a lock-up agreement, in the form of the agreement attached to this Statement as Exhibit 6. Pursuant to such lock-up agreements, each of Vaizra and VM agreed, subject to certain exceptions, not to sell or otherwise dispose of the Shares or any securities convertible into or exchangeable for Shares for a period of 180 days after July 30, 2014 without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC.

VM has granted an option to Jerusalem Global Pele Yo’etz Ltd. (“JGPY”) to purchase 10% of the VM Shares (the “JGPY/VM Option”) pursuant to the terms and conditions of the option agreement attached to this Statement as Exhibit 5.

Vaizra has granted an option to JGPY to purchase 10% of the Vaizra Shares (the “JGPY/ Vaizra Option” and together with the JGPY/VM Option, the “JGPY Options”) pursuant to the terms and conditions of the option agreement attached to this Statement as Exhibit 6.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement *
Exhibit 2	Vaizra Warrant *
Exhibit 3	2014 RRA (1)
Exhibit 4	Form of Lock-up Agreement *
Exhibit 5	JGPY/VM Option *
Exhibit 6	JGPY/Vaizra Option *

* Filed herewith.

(1)	Filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on July 25, 2014, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014

Viatcheslav Mirilashvili
Vaizra Ventures Ltd.

BY:	/s/ Viatcheslav Mirilashvili
Viatcheslav Mirilashvili, for himself and on behalf of the other Reporting Persons pursuant to agreement filed as Exhibit 1 hereto.